[CWWJO Letterhead]

October 12, 2006

Via EDGAR and
Facsimile 202-551-4817

Max A. Webb, Assistant Director
United States Securities
   and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:         Western Sizzlin Corporation
Registration Statement on Form S-3, filed September 8, 2006
SEC File No. 333-137222
Our File No. WSC06-CB006

Dear Mr. Webb:

Forwarded with this letter is Pre-Effective Amendment No. 1 to Western Sizzlin Corporation’s Form S-3, marked to show changes from the initial filing.  Below are responses to the comments included in your letter of October 2, 2006, made with reference to the section titles and item numbers in your letter.

Prospectus

General

1.                                         A table of contents has been added following the prospectus cover page.

2.                                         The material changes in the Company’s affairs which have occurred since the end of the last fiscal year for which certified financial statements were included in the latest annual report to security holders and which have not been described in a report on Form 10-Q are discussed in the section of the prospectus entitled “Recent Developments in Our Business” (formerly “Corporate Strategy Development”).

3.                                         Pursuant to your request, we have added the suggested language on the front cover highlighting the fact that the offering might be terminated at any time for any reason.

Cover Page.

4.                                         Pursuant to your request, we have amended the first paragraph to disclose the current selling price of the common shares, as well as the percentage discount that the subscription price is to the current selling price.

Prospectus Summary, page 1.

5.                                         Pursuant to your request, we have included summary information about the business and a statement concerning the disclosure controls and procedures issue referenced in our Form 10-K.

Risk Factors General.

6.                                         Pursuant to your request, we have added a risk factor addressing outstanding material legal proceedings. We have not included the FFCA matter as there is no legal proceeding pending in connection with that matter. We believe the disclosure in our Form 10-K, which is incorporated by reference, is sufficient.

7.                                         We believe that the risk factors as previously written adequately cover the risks related to the Company’s past performance, and accordingly that a risk factor related to returns on capital is not necessary. Mr. Biglari’s statement in the stockholders’ letter does not relate to risk, but rather only to return.

A sale of a substantial number of shares of our common stock, page 6.

8.                                         Pursuant to your request we have added language clarifying that the shares issuable upon exercise of common stock are in addition to those shares of common stock reported as outstanding.

We are controlled by a few stockholders, page 6.

9.                                         Since the initial filing the group referred to in this risk factor dissolved.  We have revised the disclosure accordingly.

We are dependent on one key person, page 7.

10.                                   Pursuant to your request, we have added explanatory language concerning the Board’s delegation of certain investment and capital allocation authority to Mr. Biglari and a cross reference to “Recent Developments in Our Business”.

Our investment in marketable securities is highly concentrated, page 7.

11.                                   Pursuant to your request, we have added a cross reference to the discussion under the “Recent Developments in Our Business” section concerning the risk factor of investment in a single company.

We are experiencing a decline in our franchise base, page 8.

12.                                   Pursuant to your request, we have added the additional disclosure concerning closed restaurants and the effect on our revenues. We have not included net income information such a figure, related to closures, is difficult to quantify as it is based on many variables of allocating services and corporate expenses between reporting segments of “franchising” and “company operations.” It is our belief that the additional disclosure is sufficient.

13.                                   Pursuant to your request, we have added the additional disclosure regarding the 10-year trend of restaurant closings.

We face the risk of adverse publicity, page 9.

14.                                   Pursuant to your request, we have included a discussion on the impact that an outbreak of “mad cow disease” might have on the business.

Adverse weather conditions could negatively impact, page 10.

15.                                   Pursuant to your request, we have added disclosure concerning the risk of fire and a description of the impact of the two fires described on page 14 of the Form 10-K for the fiscal year ended December 31, 2005.

Corporate Strategy Development, page 12.

16.                                   Pursuant to your request, we have added disclosure concerning any plans to increase the investment in Friendly Ice Cream Corporation or to make other investments in the securities of other companies.  We have also added further disclosure and a cross-reference to the Form 8-K filed July 18, 2006, concerning the limitations on Mr. Biglari’s investment authority.

17.                                   Section 3(a)(1)(b)(1) of the Investment Company Act of 1940 (the 1940 Act) states that an issuer is not an investment company if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”  Western Sizzlin Corporation is primarily engaged in the restaurant business, not investing.  Moreover, it is not holding itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting, or trading in securities.  See Section 3 (a)(1)(A).

Incorporation by Reference, page 23.

18.                                   Pursuant to your request, we have added the Current Report on Form 8-K/A filed May 11, 2006.

Part II: Information Not Required in Prospectus.

Item 15. Indemnification of Directors and Officers, page II-1.

19.                                   Pursuant to your request, we have removed the language indicating that the summary is “qualified in its entirety”.

Item 16. Exhibits, page II-2.

20.                                   Amendment No. 1 includes the legal opinion of Cline, Williams, Wright, Johnson & Oldfather, LLP.

21.                                   The contract referenced in your letter has not been filed as it did not meet the definition of a “material contract” set forth in Item 601(b)(10) of Regulation S-K.  Specifically, the agreement in question is a distribution agreement that allows franchisees to participate at their option.  Western Sizzlin’s only obligation under the agreement relates to it’s the services received thereunder by its company-owned stores.  In this regard, the agreement is an ordinary course of business arrangement.

Item 17. Undertakings, page II-2.

22.                                   Pursuant to your request, we have included the undertaking related to filings incorporating subsequent Exchange Act documents by reference.

We believe that the foregoing responds fully to your comments. If you have any additional comments or questions, please contact me.

Yours very truly,

/s/ Michael C. Pallesen

Michael C. Pallesen
For the Firm

cc:            Sardar Biglari

        Robyn B. Mabe